SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                         China Organic Agriculture, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    16943A103
                                 (CUSIP NUMBER)

                                    Xirong Xu
                              c/o Vincent J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 4, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

                                  SCHEDULE 13D

CUSIP NO.: 16943A103
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Xirong Xu
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO*
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     23,608,456
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            23,608,456
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,608,456 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.27%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
      * The Reporting Person received the subject shares in exchange for the surrender and cancellation of promissory notes in the amounts of $1,130,875 and $6,216,000 as more fully described hereinafter.
      ** Based upon 73,157,232 shares of Issuer's Common Stock issued and outstanding as of the date of this Amendment.


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

Introduction.

This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D originally filed on September 26, 2008 (the "Original Schedule") by the Reporting Person (the Original Schedule as amended, is referred to as the "Schedule 13D") and is filed by and on behalf of the Reporting Person with respect to the common stock, no par value per share (the "Common Stock"), of China Organic Agriculture, Inc. a Florida corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

On September 4, 2008, the Issuer issued 18,282,353 shares of its common stock to Xirong Xu in exchange for the surrender and cancellation of its promissory note in the principal amount of $6,216,000 issued in connection with the acquisition of the Bellisimo Vineyard in February 2008.

Also on September 4, 2008, the Issuer issued 3,326,103 shares, representing approximately 4.5% of its outstanding common stock, to First Capital Limited, a Grand Caymans entity of which the Reporting Person is the sole member, in exchange for the surrender and cancellation of its promissory note in the principal amount of $1,130,875. The indebtedness evidenced by this note represents amounts advanced to the Issuer to pay accounts payable.

The Reporting Person had previously purchased 2,000,000 shares of the Issuer's common stock in a private transaction.

Item 1. Security and Issuer.

      This statement relates to the Common Stock of the Issuer, with its principal executive offices located at:

                  Dalian City, Zhongshan District, Youhao Road
                       Manhattan Building #1, Suite # 1511
                   Dalian City, Liaoning Province, P.R. China

Item 2. Identity and Background.

            (a) Xirong Xu ("Xu"), as Reporting Person.

            (b) Xu's principal business is conducted at the following address:
No. 1187-18 Huangshi Road, Port of Huangshi District, Huangshi City Hubei Province, China.

            (c) Xu has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (d) Xu has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (e) Xu is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds.

      The source of the funds for all of the transactions described herein was the Reporting Person's personal funds.

Item 4. Purpose of Transactions.

      The purpose of the Transactions was to acquire an interest in the Company in order to assist it to focus on Chinese domestic market expansion in the short- to mid-term, and to expand its market to overseas countries, as a long-term strategic goal.


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

Item 5. Interest in Securities of the Issuer.

            Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

            (a) Xu owns 20,282,353 shares of Common Stock of the Company, which constitutes 27.7% of the issued and outstanding shares of the Company's Common Stock.

            Xu is the sole member of First Capital Limited, a Grand Cayman holding company, which owns 3,326,103 shares (or 4.5%) of the Company's common stock.

            (b) Xu has the sole power to vote or dispose of 20,282,353 shares of the Company's Common Stock held in his name.

            Xu may be deemed to beneficially own, by virtue of his sole power to vote or dispose of them, 3,326,103 shares of the Issuer's common stock which are held in the name of First Capital Limited.

            (c) Other than the Transactions described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company's securities within the sixty (60) preceding days.

            (d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

            (e) Not Applicable.

            All percentages in this Item 5 are based on 73,157,232 shares of Common Stock outstanding as of the date of this Amendment.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 16, 2008                                       /s/ Xirong Xu
                                                       -------------------------
                                                       Xirong Xu


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